===========================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               Form 11-K

        (Mark One)

        [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT of 1934

                   For the fiscal year ended December 31, 2001

                                      or

        [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT F 1934
                   For the transition period from         to

                         Commission File No.  1-14365

                           El Paso Corporation
                         Retirement Savings Plan
                         (Full title of the plan)

                         El Paso Corporation
                          El Paso Building
                        1001 Louisiana Street
                         Houston, Texas 77002
       (Name of issuer of the securities held pursuant to the plan and address of its prinipal executive office)

===========================================================================

                        EL PASO CORPORATION
                      RETIREMENT SAVINGS PLAN

                      -----------------------


                     FINANCIAL STATEMENTS AND
                    SUPPLEMENTAL SCHEDULES WITH
                      REPORT OF INDEPENDENT
                          ACCOUNTANTS


                     DECEMBER 31, 2001 AND 2000

                   EL PASO CORPORATION
                 RETIREMENT SAVINGS PLAN
                      ____________

     FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
         WITH REPORT OF INDEPENDENT ACCOUNTANTS

                          INDEX


                                                          Page

Report of Independent Accountants........................   2

Financial Statements:
  Statement of Net Assets Available for Plan Benefits
     as of December 31, 2001 and 2000....................   3

  Statement of Changes in Net Assets Available for Plan
     Benefits for the year ended December 31, 2001.......   4

  Notes to Financial Statements..........................   5

Supplemental Schedules:

  Schedule H, Line 4i - Schedule of Assets Held for
     Investment Purposes as of December 31, 2001.........  16

  Schedule H, Line 4j - Schedule of Reportable
     Transactions for the year ended December 31, 2001...  18

Consent of Independent Accountants.......................  19

                Report of Independent Accountants

To the Board of Directors of
El Paso Corporation:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the El Paso Corporation Retirement Savings Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
June 21, 2002

                  EL PASO CORPORATION
                 RETIREMENT SAVINGS PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    ( In thousands )


                                               December 31,
                                            -----------------
                                             2001       2000
                                           --------   --------
ASSETS

     Investments (cost, $1,431,138
                  and $676,578,
                  respectively)          $1,087,276   $804,798

     Receivables
       Interest                                 140         181
       Dividends                              2,910       1,007
       Participant contributions              2,179       1,207
       Employer contributions                 1,236         545
       Amounts due from others                 -         13,554
                                           ---------    -------
          Total receivables                   6,465      16,494
                                           ---------    -------
       Total assets                        1,093,741    821,292
                                           ---------    -------
LIABILITIES

     Accrued expenses                            48           9
     Amounts due to others                      411           -
                                           ---------    -------
       Total liabilities                        459           9
                                           ---------    -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $1,093,282   $821,283
                                           =========    ========

The accompanying notes are an integral part of these financial statements.

               EL PASO CORPORATION
             RETIREMENT SAVINGS PLAN

       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR PLAN BENEFITS
                 ( In thousands )




                                         For the
                                        year ended
                                     December 31, 2001
                                     -----------------
ADDITIONS

 Dividends                           $      14,310
 Interest                                   16,187
 Net depreciation in fair value of
    investments                           (408,018)
                                     --------------
    Net investment loss                   (377,521)

 Contributions
  Employer                                  30,687
  Participants                              59,732
                                     --------------
    Total contributions                     90,419

 Trustee transfers                         871,640
                                     --------------
     Total additions                       584,538

DEDUCTIONS

 Benefits paid to participants             311,348
 Administrative fees                         1,191
                                     --------------
     Total deductions                      312,539
                                     --------------
 Net increase                              271,999

 Net assets available for Plan benefits
  Beginning of period                      821,283
                                     --------------
  End of period                      $   1,093,282
                                     ==============

The accompanying notes are an integral part of these financial statements.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS

1.DESCRIPTION OF PLAN
  -------------------
  The  following  description  of  the  El  Paso  Corporation
  Retirement Savings Plan (the "Plan") provides general information about the Plan's provisions in effect for the plan year ended December 31, 2001. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan's provisions.

  General
  -------
  The Plan is a defined contribution plan covering eligible employees of El Paso Corporation (the "Company") and its participating employers, except leased employees, certain nonresident aliens, certain foreign nationals, certain outlet store employees and members of any unit covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  Contributions
  -------------
  A participant may elect to make basic contributions from 2 percent to 10 percent of his or her eligible compensation on a before-tax or after-tax basis. The Company will make matching contributions of Company common stock, or cash which is initially invested in Company common stock, equal to 75 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation. In addition, if a participant has elected the maximum basic contribution eligible for a matching Company contribution, he or she may make after-tax supplemental contributions to the Plan from 1 percent to 5 percent of his or her eligible compensation. A participant may also elect to have the amount of available cash under the Company's FlexPlan transferred to the Plan as a flex contribution or may make an approved rollover contribution of a distribution received or direct transfer from another qualified retirement plan. There are certain legal limitations, as provided by the Plan, applicable to contributions to the Plan. Federal income taxes on before-tax contributions, company matching contributions, and the earnings from the investments in the Plan are deferred until amounts are withdrawn from the Plan by participants.

  Participant Accounts
  --------------------
  Each participant's account is credited with the participant's contributions, the Company's matching contributions and the participant's share of net earnings or losses of his or her respective elected investment funds under the Plan. Net investment gains and losses in a particular investment fund are allocated in proportion to the respective participant account balances in that fund.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                        (Continued)

1.DESCRIPTION OF PLAN (Continued)
  -------------------
  Vesting
  -------
  A participant's interest in the balance credited to his or her account is fully vested at all times.

  Payment of Benefits
  -------------------
  Upon separation from service with the Company, a participant whose account balance exceeds $5,000 may elect to receive either a lump-sum or installment distribution equal to the value of his or her account or to defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or installments payable over, a period which ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. A participant whose account balance does not exceed $5,000 will receive an immediate lump-sum distribution of the amount equal to his or her account balance. Certain in-service withdrawals may also be available, as provided by the Plan.

  Participant Loans
  -----------------
  To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an "IRA Rollover Account" under the Plan. Loan amounts may be from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant's account, excluding any IRA Rollover Account balance. The 50 percent limit is reduced by the participant's highest outstanding loan balance(s) during the prior 12-month period. Each loan is made from, and repaid to, the borrowing participant's account so as not to affect the accounts of other participants. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on a loan is 1 percent above the prime rate, which is determined on the last business day of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from 1 to 5 years. When a participant terminates employment with the Company, the unpaid balance of the participant's loan(s) will be deducted from any distributions to the participant. If the participant elects to defer the distributions, the loan must be repaid within 60 days after separation from service. If the loan is not repaid, it will be
  automatically   treated   as   a   distribution   to   the
  participant.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                       (Continued)

1.DESCRIPTION OF PLAN (Continued)
  -------------------
  Investment Options
  ------------------
  With exceptions as described below, a participant could direct the investment of his or her contributions to the Plan or reallocate the existing balance in his or her account among any one or more of the following investment funds during 2001. For a more complete description of the investment objectives, general information and performance history of the funds, participants should refer to the individual mutual fund prospectus and the summary plan description.

       1) Income Fund - invested primarily in a diversified portfolio of investment contracts offered by major insurance companies, banks and other financial institutions. The objective of the fund is to provide liquidity and safety of principal while providing a higher return over time than offered by money market funds. An investment contract is an agreement whereby the issuing entity promises a specific rate of return for a period of time. The contracts provide that a reduction in principal will not occur due to a change in interest rates. These contracts usually have maturity dates and interest rates that fluctuate to reflect the investment performance and activity of bonds that underlie the contract. However, like all of the Plan's investment funds, there is an element of risk. Some of the contracts are direct obligations of the issuing entity. To reduce the risk of the fund, most of the investment contracts are backed by fixed-income securities held in a separate account of an insurance company, or in a trust fund, to protect them from the general creditors of the contract issuer. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Income Fund. PRIMCO Capital Management, Inc. manages the Income Fund.

       2) Company Stock Fund - invested primarily in common stock of the Company (NYSE:EP). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company's common stock allocated to the participant's account.

       3) Equity Index Fund - invested primarily in an index fund designed to match the performance of the Standard and Poors (S&P) Index by investing in stock of most of the 500 largest U.S. companies comprising that Index. This fund currently invests in a commingled fund for institutional investors known as the Daily Equity Index Fund T managed by Barclays Global Investors.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                       (Continued)

1.DESCRIPTION OF PLAN (Continued)
  -------------------
  Investment Options (Continued)
  ------------------
       4) International Equity Fund - invested primarily in the publicly traded mutual fund known as the Templeton Foreign Fund managed by Templeton Global Advisors Limited. The purpose of this fund is to invest in companies in locations and businesses around the world where economic conditions are favorable for growth. Because of global monetary exchange, economic and political conditions, the risks and returns for this fund can vary significantly from investments in domestic stocks.

       5)  Large  Capitalization  Equity  Fund   -  invested
  primarily in the publicly traded mutual fund known as the Fidelity Magellan Fund managed by Fidelity Management &
  Research Company.

       6)  Mid   Capitalization   Equity   Fund  -  invested
  primarily in the publicly traded mutual fund known as the Putnam New Opportunities Fund (Class A) managed by Putnam
  Investments, Inc.

       7)  Small   Capitalization  Equity  Fund  -  invested
  primarily in the publicly traded mutual fund known as the SSgA Small Cap Fund managed by State Street Global
  Advisors.

       8) Asset Allocation Fund - invested primarily in the publicly traded mutual fund known as the INVESCO Total
  Return Fund managed by INVESCO Funds Group Inc.

       9)  Loan   Fund  -  invested  individually  for  each
  borrowing participant in any loans to the participant.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                       (Continued)


1.DESCRIPTION OF PLAN (Continued)
  -------------------
  The following numbers of participants were invested in the various funds at December 31, 2001 and 2000:

                                                  Number of
             Fund                                Participants
             ----                            -------------------
                                             2001           2000
                                             ----           ----

    Income Fund                             5,785           3,258
    Company Stock Fund                     17,971           6,491
    Equity Index Fund                       3,869           2,677
    International Equity Fund               2,056           1,194
    Large Capitalization Equity Fund        4,657           2,946
    Mid Capitalization Equity Fund          4,213           2,933
    Small Capitalization Equity Fund        1,612             666
    Asset Allocation Fund                   3,511           1,458
    Loan Fund                               2,527             991


2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  ------------------------------------------
  Accounting Basis
  ----------------
  The financial statements of the Plan are prepared on the accrual basis of accounting.

  Use of Estimates
  ----------------
  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the reported changes in net assets available for plan benefits during the reporting period and disclosures related to the Plan. Actual results could differ from those estimates.

  Valuation of Investments
  ------------------------
  For the Plan years ending December 31, 2001 and 2000, the Plan's investment contracts with financial institutions and insurance companies are reported at contract value which approximates estimated fair value. On December 31, 2001 and 2000, the average yield for these investment contracts was 6.12 percent and 6.63 percent, respectively, while the average crediting interest rate was 5.88 percent and 6.69 percent, respectively. Crediting interest rates are normally reset quarterly for contracts with underlying investments to reflect the investment experience of that asset. Estimated fair value for investment contracts is based on discounted cash flows using current market rates for similar investments with similar terms. Short-term securities and participant loans are carried at cost which approximates fair value. All other investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                        (Continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
  ------------------------------------------
  Investment Income
  -----------------
  Dividend and interest income from investments is recorded as earned on an accrual basis and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund. Dividend and interest income is reported in accordance with the Internal Revenue Service Form 5500 instructions. Dividend income represents income for those funds holding individual equity securities. Interest income represents income received from deposits with insurance companies, short-term securities and funds invested in commingled equity or mutual funds.

  Expenses
  --------
  Administrative expenses include participant recordkeeping and custodial fees, and certain professional fees incurred and paid by the Plan. In addition, any expenses directly relating to the purchase, sale, or transfer of the Plan's investments are charged to the particular investment fund to which the expense relates.

  Net Depreciation in Fair Value of Investments
  ---------------------------------------------
  The Plan presents in the statement of changes in net assets available for plan benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Risks and Uncertainties
  -----------------------
  The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                        (Continued)

3.INVESTMENTS
  ------------
  Investments representing 5 percent or more of the Plan's net assets are separately identified as follows:

                                                           December 31,
                                                       --------------------
                                                          (In thousands)
                                                         2001        2000
                                                        ------      ------
  El Paso Corporation common stock,
     13,586,383 and 4,448,332 shares, respectively    $ 606,088     $ 318,612

  Barclays Equity Index Fund, 2,015,202 and
     2,101,116 shares, respectively                      65,615        77,637

  Fidelity Magellan Fund, 542,219 and 480,153
     shares, respectively                                56,510        57,282

  During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $ 408 thousand as follows:

                                               (In thousands)

      Company Stock Fund                       $  (366,628)

      Mid Capitalization Equity Fund               (21,726)

      Equity Index  Fund                            (8,860)

      Large Capitalization Equity Fund              (7,433)

      Asset Allocation Fund                         (1,620)

      International Equity Fund                     (1,512)

      Income Fund                                     (228)

      Small Capitalization Equity Fund                 (11)
                                               -------------
        Net depreciation in fair
          value of investments                  $ (408,018)
                                               =============

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                        (Continued)


4.CONCENTRATION OF CREDIT RISK
  ----------------------------
  The Plan invests in various investment funds, as described in Note 1, based upon participant instructions. The Income Fund held approximately 20 percent and 26 percent of the invested assets of the Plan at December 31, 2001, and 2000, respectively. The Company Stock Fund held approximately 57 percent and 41 percent of the invested assets of the Plan at December 31, 2001, and 2000, respectively. The Company believes that it offers sufficient investment options to allow participants to avoid any significant concentration of credit risk, although the ultimate control of investment diversification is up to the individual participant.

5.RELATED PARTY TRANSACTIONS
  --------------------------
  Bankers Trust Company is the trustee for the Plan. During the year ended December 31, 2001, approximately $562 million of Plan assets were invested with Bankers Trust
  Company: (i) $560 million in the BT Pyramid Directed Account Cash Fund, and (ii) $2 million in Bankers Trust Company investment contracts. During 2001, approximately 25 percent and 41 percent of the Plan's purchase and sale transactions, respectively, were related to these assets.

6. TAX  STATUS
   -----------
  The  Plan  is intended to be a qualified plan pursuant  to
  Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, the trust established under the Plan to hold the Plan's assets is intended to be exempt from federal income taxes pursuant to Section 501(a) of the Code. The Company received a favorable tax determination letter from the IRS on July 2, 1998, stating that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. On February 28, 2002, the Company filed with the IRS, Form 5300, Application for Determination for Employee Benefit Plan, and related documents on the amended Plan.

7. AMENDMENTS AND TRANSFERS
   ------------------------
  Effective January 29, 2001, the Company completed a merger with The Coastal Corporation ("Coastal"). Coastal maintained The Coastal Corporation Thrift Plan, consisting of 10,933 employees and $781.1 million in assets, which was merged into and became part of the Plan.

  Effective February 7, 2001, the name of the Plan was changed to El Paso Corporation Retirement Savings Plan in connection with the Company name change.

  The Engage Retirement Savings Plan, consisting of 291 employees and $7.3 million in assets, was frozen effective January 1, 2001 pursuant to a merger completed by Engage Energy US, L.P. and The Coastal Corporation on October 1, 2000. Effective June 7, 2001, this plan was merged into and became part of the Plan pursuant to The Coastal Corporation merger with the Company.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                        (Continued)

7.AMENDMENTS AND TRANSFERS (Continued)
  ------------------------
  Effective October 1, 2001, the Panther Creek Fuel Co. 401(k) Plan, consisting of 19 employees and $190 thousand in assets, was merged into and became part of the Plan. Prior to this, on June 30, 2001, the Company and Panther
  Creek Fuel Co., Inc. completed a merger and the Company became the employer maintaining the Panther Creek Fuel Co. 401(k) Plan.

  During 2001, other individually immaterial balances were also transferred into the Plan.

8.PLAN TERMINATION
  ----------------
  Although  the Company has not expressed any intent  to  do so, the Company reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination, the Plan's assets would be distributed to the participants, as directed by the Retirement Savings Plan Committee in accordance with the Plan and applicable law, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

9.SUBSEQUENT EVENTS
  -----------------
  On January 1, 2002, the Plan was amended to allow for the before-tax or after-tax basic contribution limit to increase from 10 percent to 15 percent of eligible
  compensation.  The  after-tax  supplemental   contribution
  limit remains unchanged.

  On May 1, 2002, the Plan was amended to allow for Company matching contributions to initially be invested in the same manner as that of participant contributions. In addition, the Committee also decided to replace the INVESCO Total Return Fund with the Dodge & Cox Balanced Fund, the
  Putnam New  Opportunities    Fund  with the American Funds
  Growth Fund of America "A" Fund, the State Street Global Advisors (SSgA) Small Cap Fund with the Fidelity Small Cap Fund and add the Dodge & Cox Large Cap Value Fund as a large cap value fund option.

  At  May 31, 2002, the Plan's net assets available for plan
  benefits  approximated  $835  million.  Net  assets   have
  declined   subsequent   to   the   Plan's   year-end    by
  approximately 23 percent due to depressed market conditions and disbursements relating to employee terminations.

                     EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                        (Continued)

10. RECONCILIATION WITH FORM 5500
    -----------------------------
  The  following is a reconciliation of net assets available for  Plan  benefits per the financial statements  to  Form
  5500:
                                                     December 31,
                                            ----------------------------
                                                     (In thousands)
                                                 2001            2000
                                            -------------  -------------

     Net assets available for Plan benefits
         per the financial statements        $ 1,093,282     $   821,283
     less: final distributions and
           participant withdrawals that
           have been processed and
           approved but not paid by
           the Plan                                  333             806
                                             ------------    -------------
     Net assets available for Plan benefits
         per the Form 5500                   $ 1,092,949     $   820,477
                                             ============    =============

  The following is a reconciliation of the change in net assets available for Plan benefits per the financial statements to Form 5500:

                                                  For the year ended
                                                   December 31, 2001
                                                 --------------------
                                                    (In thousands)
     Net increase in net assets
      available for Plan benefits per the
         financial statements                       $   271,999
     add: change in distributions and
         participant withdrawals that
         have been processed and approved
         but  not  paid  by  the  Plan                      473
                                                    -------------
     Net  increase in net assets
     available for Plan benefits per the
     the Form 5500                                  $   272,472
                                                    =============

  Final distributions and participant withdrawals that have been processed and approved but not paid by the Plan are not considered Plan obligations until paid under generally accepted accounting principles, and therefore, are not presented as liabilities or benefits paid in the accompanying financial statements.

                      SUPPLEMENTAL SCHEDULES

                         EL PASO CORPORATION
                       RETIREMENT SAVINGS PLAN
                   EIN: 76-0568816        Plan: 002
   SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          December 31, 2001

                                           Number of shares
                                             (units) or
                                              principal
     Identity of issuer, borrower, or         amount of
           similar party, and                 bonds and                      Current
        description of investment               notes          Cost           value
-----------------------------------------   --------------  ------------  --------------

COMPANY STOCK FUND

  El Paso Corporation common stock             13,586,383   $945,495,885    $606,088,546
  Short-term securities
    Bankers Trust Company
       BT Pyramid Directed Account Cash Fund   18,146,262     18,146,262      18,146,262
                                                             -----------      ----------
      Total investments - Company Stock Fund                 963,642,147     624,234,808
                                                             -----------      ----------
INCOME FUND
  Deposits with financial institutions
    Bank of America NT & SA
      # 99-056, 6.92%, matures 09/15/04         7,905,050      7,905,050      7,905,050
    Bank of America
      # 99-094, 6.83%, matures 09/15/04        16,688,144     16,688,144     16,688,144
    Caisse Des Depots
      #  153-03                                 5,007,300      5,007,300      5,007,300
    Chase Manhattan Bank
      #  401728, 6.18%, matures 12/30/03        8,901,597      8,901,597      8,901,597
    CDC Investment Management Corporation
      #  1163-01, 5.10%, matures 06/30/05      16,224,067     16,224,067     16,224,067
    JPMorgan Chase Bank
      # 401728-TH, 6.70%, matures 12/31/10     27,601,885     27,601,885     27,601,885
    State Street Bank & Trust
      # 98263, 4.58%, matures 05/16/05         23,089,963     23,089,963     23,089,963
                                                             ------------   ------------
      Total deposits with financial institutions             105,418,006    105,418,006
                                                             -------------  ------------
  Deposits with insurance companies
    AETNA Life Insurance
      # 14683, 5.80%, matures 03/01/05         11,764,472     11,764,472     11,764,472
    Business Men's Assurance
      # 1336, 5.75%, matures 11/17/03           3,571,818      3,571,818      3,571,818
    Continental Assurance Company
      #  630-05647, 6.57%, matures 09/01/03     6,847,817      6,847,817      6,847,817
    GE Life & Annuity Assurance Co
      #  GS-3410, 7.47%, matures 04/30/02       4,530,523      4,530,523      4,530,523
    Jackson National Life
      #  1362, 7.55%, matures 07/21/03          3,333,098      3,333,098      3,333,098
    John Hancock Mutual Life Insurance Company
      #  14937, 7.3%, matures 06/02/05          1,685,992      1,685,992      1,685,992
      #  7436, 6.26%, matures 05/1/07          14,415,049     14,415,049     14,415,049
      #  8836, 6.20%, matures 02/01/02          3,017,979      3,017,979      3,017,979
    Metropolitan Life
      #  28191, 4.99%, matures 07/26/04         2,046,729      2,046,729      2,046,729
    Monumental Life Insurance Company
      #  0074TR, 7.20%, matures 04/10/07       19,448,992     19,448,992     19,448,992
    New York Life Insurance Company
      #  06749, 5.70%, matures 03/20/03           183,063        183,063        183,063
      #  06749-003, 5.75%, matures 06/30/98       384,316        384,316        384,316
      #  30667, 6.78%, matures 01/31/02         2,355,700      2,355,700      2,355,700


                         EL PASO CORPORATION
                       RETIREMENT SAVINGS PLAN
                   EIN: 76-0568816        Plan: 002
   SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          December 31, 2001

                                           Number of shares
                                             (units) or
                                              principal
     Identity of issuer, borrower, or         amount of
           similar party, and                 bonds and                       Current
        description of investment                notes         Cost            value
-----------------------------------------   --------------  ------------   --------------
INCOME FUND (continued)
  Deposits with insurance companies
     (continued)
    SunAmerica Life Insurance Company
      #  4891, 7.78%, matures 01/02/04          1,204,783      1,204,783       1,204,783
    UBS AG
      #  5091, 4.82%, matures 03/10/10         19,705,774     19,705,774      19,705,774
    UBS AG
      #  5051, 7.18%, matures 04/01/01          5,439,492      5,439,492       5,439,492
                                                           --------------   -------------
      Total deposits with insurance companies                 99,935,597      99,935,597
                                                           --------------   -------------
  Short-term securities
    Bankers Trust Company
      BT Pyramid Directed Account
        Cash Fund                               8,683,317      8,683,317       8,683,317
                                                           --------------   -------------
         Total investments-Income Fund                       214,036,920     214,036,920
                                                           --------------   -------------
LOAN FUND
  Participant Loans, 7% to 12.5%               23,620,745              -      23,620,745
                                                           --------------   -------------
           Total investments-Loan Fund                                 -      23,620,745
                                                           --------------   -------------
EQUITY INDEX FUND
  Barclays Equity Index Fund                    2,015,202     57,898,281      65,614,998
                                                           --------------   -------------
      Total investments-Equity Index Fund                     57,898,281      65,614,998
                                                           --------------   -------------
INTERNATIONAL EQUITY FUND
  Templeton Foreign Fund-Internat'l
     Growth Portfolio Mutual Fund               1,645,817     16,494,929      15,223,806
                                                           --------------   -------------
      Total investments-International Equity Fund             16,494,929      15,223,806
                                                           --------------   -------------
LARGE CAPITALIZATION EQUITY FUND
  Fidelity Magellan Portfolio Mutual Fund         542,219     64,684,373      56,510,041
                                                           --------------   -------------
         Total investments- Large Cap Equity Fund             64,684,373      56,510,041
                                                           --------------   -------------
MID CAPITALIZATION EQUITY FUND
  Putnam New Opportunities-Portfolio
     Mutual Fund                                1,184,548     72,850,446      48,542,762
                                                           --------------   -------------
      Total investments - Mid Cap Equity Fund                 72,850,446      48,542,762
                                                           --------------   -------------
SMALL CAPITALIZATION EQUITY FUND
  SSgA Small Cap - Portfolio Mutual Fund          416,468      8,426,481       8,650,046
                                                           --------------   -------------
      Total investments - Small Cap Equity Fund                8,426,481       8,650,046
                                                           --------------   -------------
ASSET ALLOCATION FUND
  INVESCO Total Return Manager Mutual Fund      1,233,191     33,103,988      30,842,106
                                                           --------------   -------------
      Total investments - Asset
         Allocation Fund                                      33,103,988      30,842,106
                                                           --------------   -------------
      Total Assets Held For Investment
          Purposes                                        $1,431,137,565  $1,087,276,232
                                                           ==============  ==============

                      EL PASO CORPORATION
                   RETIREMENT SAVINGS PLAN
                 EIN: 76-0568816        Plan: 002
        SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

              For the year ended December 31, 2001

                            Number of
                           transactions                                Cost of
                         ----------------     Purchase    Selling     securities        Net
  Security description   Purchases  Sales      price      proceeds       sold           Loss
-----------------------  ---------  -----    ---------   ---------   -----------      --------
Pyramid Directed Account
  Cash Fund                 241      276    $560,096,156  $569,855,847 $569,855,847  $      -


El Paso Corporation
  Common Stock              113      123     529,544,400   530,248,462  551,244,311   ($20,995,849)

Putnam New Opportunities
  Fund                      115      133      32,086,979    40,328,083   56,556,533   ($16,228,450)

Monumental Life Ins Co.
    Contract #0074TR
    7.20%   04/10/2007       19       19      20,557,304    27,050,583   27,050,583         -


                               SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                EL PASO CORPORATION
                                RETIREMENT SAVINGS PLAN

                                By:  /s/ H. Brent Austin
                                   ________________________________
                                       Executive Vice President
                                       Chief Financial Officer and
                                       Member of the Benefits Committee
                                       of the El Paso Corporation
                                        Retirement Savings Plan



Dated:  June 28, 2002


                        Exhibit Index
                        -------------

Exhibit No.     Description
-----------     -----------

23.1            Consent of PricewaterhouseCoopers LLP